Hartford HLS Series Fund II, Inc.

690 Lee Road

Wayne, PA 19087

March 20, 2019

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Hartford HLS Series Fund II, Inc. (the “Registrant”) (SEC File Nos. 033-03920 and 811-04615)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Corey Rose, Alexander Karampatsos, and me on March 15, 2019 with respect to the Registrant’s Post-Effective Amendment No. 78, filed on February 12, 2019, relating to Hartford MidCap Growth HLS Fund (the “Fund”). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table and Expense Example for the Fund.

Response:	The completed Annual Fund Operating Expenses table and Expense Example for the Fund are included in Appendix I attached hereto.

2.	Comment:	The Principal Investment Strategy section of the Fund’s Prospectus indicates that the Fund may invest in the securities of foreign issuers. Please consider whether it would be appropriate to include a reference to investing in emerging market securities in the Principal Investment Strategy section of the Prospectus and to add “Emerging Markets Risk” to the Principal Risks section of the Prospectus.

Response:	The Fund may invest in emerging market securities, but this is not anticipated to be part of the Fund’s principal investment strategy. The Registrant will add disclosure to the “Additional Information Regarding Investment Strategies and Risks” section of the statutory prospectus to indicate that the Fund may also invest in companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets. The Registrant respectfully notes that “Emerging Markets Risk” is disclosed as an additional risk of the Fund.

3.	Comment:	In the risk table set forth in the section entitled “More Information About Risks,” “Short Sales of To Be Announced (TBA) Securities Risk” is included without any marks indicating whether it is a principal or additional risk. Please confirm whether this is a risk of the Fund.

Response:	The Registrant confirms that this is not a principal or additional risk of the Fund. In the filing pursuant to Rule 485(b), the Registrant plans to include the other series of Registrant and the series of Hartford Series Fund, Inc. (collectively, the “HLS Funds”) in the same statutory prospectus. Certain of these HLS Funds include this risk as an additional risk. As a result, this risk will continue to be included in the table, but will not be marked as a principal or additional risk of the Fund.

Should you have any questions, please feel free to contact the undersigned at (610) 386-4077.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises

cc:	Corey Rose

Alexander Karampatsos

Appendix I